Exhibit 21

Subsidiaries

Registrant:  Angelica Corporation, State of Incorporation:  Missouri

Subsidiaries:

Name	State of Incorporation	Percentage of Voting Securities Owned by Registrant
Angelica Realty Co.	California	100%
Angelica Textile Services, Inc.	California	100
Angelica Textile Services, Inc.	New York	100
Royal Institutional Services, Inc.	Massachusetts	100
The Surgi-Pack Corporation	Massachusetts	100
Southern Service Company	California	100